AFL-CIO Housing Investment Trust Annual Report
Message from the AFL-CIO President

The AFL-CIO Housing Investment Trust has much good news to report at a time when working people and their pension plans do not get enough good news.  Through its Construction Jobs Initiative, the HIT is successfully investing union pension capital to earn competitive returns while creating thousands of jobs for our union brothers and sisters.  With the support of HIT investors, these jobs are bringing unemployed union members back to work on construction projects that are stimulating economic growth and creating much-needed affordable housing in communities around the country.

Back in early 2009, in the midst of the recession, we at the AFL-CIO challenged our pension fund managers to do their part to create jobs and help ease the country’s economic pain.  The HIT stepped up to that challenge.  It established its nationwide Construction Jobs Initiative and pledged to create 10,000 union construction jobs by the spring of 2011.

I am proud to report that the HIT is close to achieving that ambitious goal.  By year-end 2010, the HIT’s Construction Jobs Initiative had generated nearly 9,000 union construction jobs on 29 projects in 16 cities.  Proposed projects currently under review should enable the HIT to surpass 10,000 jobs by spring.

For so many of the men and women working on HIT-financed projects, these pension investments offer a lifeline back to a weekly paycheck at a time when construction unemployment is still double the national rate.  One formerly unemployed construction worker said it all when he told the HIT:

“This is a great project.  Lots of guys are back to work.  They are able to feed their families. It’s even putting money back into our pension fund. This is a blessing. . . .”

The HIT and its investors are making pension capital part of the solution to the economic crisis through sound, job-generating investments.  I urge union pension investors to consider increasing your support of the HIT and its responsible investment strategy.

Richard L. Trumka
President, AFL-CIO